[Exhibit 16.1]

[Deloitte & Touche LLP Letterhead]




October 11, 1996



Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, DC  20549

Dear Sirs/Madams:

We have read the comments in Item 14 of the Form 10 Registration Statement filed with the Securities and Exchange Commission by J. C. Nichols Company (the "Company") on or about September 30, 1996. We are in agreement with sentences one through four. With respect to sentence five, subsequent to the date of cessation of the client-auditor relationship, current management of the Company expressed to us concern relating to services provided prior to that date. We have no knowledge or reason to either agree or disagree with the sixth and seventh sentences.

Yours truly,

/s/ DELOITTE & TOUCHE LLP


cc:    Mr. Barrett Brady, President
       J. C. Nichols Company
       310 Ward Parkway
       Kansas City, Missouri  64112